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                                                                     EXHIBIT 4.1

AMENDMENT TO THE ABGENIX, INC. 1999 NONSTATUTORY STOCK OPTION PLAN (THE "PLAN") APPROVED BY THE ABGENIX, INC. BOARD OF DIRECTORS ON JANUARY 8, 2001 IN ORDER TO INCREASE THE NUMBER OF OPTIONS AVAILABLE UNDER THE PLAN.

[Note: The original 1.4 million shares authorized under the Plan increased to
5.6 million as a result of the two 2-for-1 stock splits in 2000. The total was then increased to 8.6 million by this Amendment.]

     Section 3 of the Plan is hereby amended by striking the reference to "1,400,000 Shares" and inserting in lieu thereof "8,600,000 Shares".